Exhibit 99.2

Affimed Reports Topline Data from AFM13 Monotherapy

Phase 2 REDIRECT Study in Patients with Relapsed or

Refractory Peripheral T Cell Lymphoma

•	Data from REDIRECT establish that AFM13 monotherapy is effective in the treatment of relapsed/refractory peripheral T cell lymphoma (r/r PTCL) patients with a differentiated safety profile

•	AFM13 demonstrated robust activity on the primary end point with an objective response rate (ORR) of 32.4%

•

Other measures of efficacy included median duration of response (DoR) of 2.3 months, median progression free survival (PFS) of 3.5 months and median overall survival (OS) of 13.8 months in advanced-stage r/r PTCL patients who have undergone a mean of 2.7 prior lines of therapy

•	Comparable response rates observed in patients with high and low CD30 expression levels and regardless of prior brentuximab vedotin treatment

•	Based on substantial synergy observed in AFM13 combined with NK cells in Hodgkin lymphoma, Affimed plans to focus future investment in PTCL on the combination approach of AFM13 with AB-101 NK cells

•	Company to discuss results during AFM13 investor event today at 4:00 p.m. CST / 5:00 p.m. EST

Heidelberg, Germany, December 10, 2022 – Affimed N.V. (Nasdaq: AFMD) (“Affimed”, or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today announced topline data from its phase 2 REDIRECT study investigating AFM13 monotherapy in patients with advanced-stage r/r PTCL.

Primary efficacy measures include ORR of 32.4% and a complete response (CR) rate of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, progression free survival and overall survival. The safety profile of AFM13 was well managed and consistent with previously reported data of prior and ongoing clinical studies with AFM13. Median DoR was 2.3 months, median PFS was 3.5 months and median OS was 13.8 months.

“These are remarkable data for AFM13 as a single agent and they confirm that the activation of innate immunity can lead to robust clinical activity,” said Dr. Adi Hoess, Chief Executive Officer at Affimed. “Our parallel study investigating AFM13 in combination with allogeneic NK cells shows that this combination can materially improve clinical outcomes for patients with CD30-postive lymphomas. We will therefore be focusing further development of AFM13 in PTCL on the combination with NK cells to improve the durability of response and build on the already meaningful activity with the goal of obtaining regulatory approval to give this difficult to treat patient population another therapeutic option.”

“The activity of AFM13 in heavily pretreated patients with peripheral T cell lymphoma is very encouraging with an objective response rate of 32% and a PFS of 3.5 months,” said Dr. Won Seog Kim, Professor of Hematology-Oncology at Samsung Medical Center in Seoul and a principal investigator for the study. “The data demonstrate that the innate immune system can successfully attack lymphomas and thus AFM13 provides a new mechanism of action that could expand our options in treating this difficult disease.”

REDIRECT is a registration-directed phase 2 open-label, multicenter, global study investigating the efficacy and safety of AFM13 monotherapy in patients with CD30-positive r/r PTCL. The primary outcome measure was the objective response rate (ORR) following treatment with AFM13 as measured by an independent review committee (IRC) by FDG-PET. Secondary and exploratory outcome measures included DoR, PFS, OS, the safety of AFM13 as well as pharmacokinetics and immunogenicity of AFM13. In the trial, 108 patients received treatment with AFM13 as weekly intravenous infusions of 200 mg for the duration of the trial participation. Disease assessment was conducted at screenings every 8 weeks for the first 2 assessments and every 12 weeks thereafter.

Peripheral T cell lymphomas are highly aggressive and one of the most difficult to treat forms of lymphoma with very poor prognosis for patients. Based on the compelling data seen in Hodgkin lymphoma for the combination of AFM13 with cord blood-derived NK cells in the AFM13-104 study, the Company believes that the combination with AB-101 has a higher probability to deliver increased anti-tumor activity and a more durable clinical benefit to address the unmet need in this patient population. Accordingly, Affimed does not intend to pursue an accelerated approval for AFM13 monotherapy in PTCL and will focus investment on clinical development in the combination of AFM13 with Artiva’s AB-101 NK cell product.

Investor Event & Webcast Details

Affimed will host an investor event to review AFM13 clinical data and development plans in CD30 expressing malignancies. The investor event will take place in-person and virtually and a webcast of the event will be available in the “Webcasts” section on the “Investors” page of Affimed’s website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the event via phone, please dial +1 (929) 205-6099 for U.S. callers, or +44 (203) 481-5240 for international callers, and reference meeting ID 847 4106 6227 approximately 15 minutes prior to the call. To reserve your place in the live event, please contact Alex Fudukidis via e-mail at a.fudukidis@affimed.com. A replay of the webcast/call will be archived on Affimed’s website for 30 days after the call.

About AFM13

AFM13 is a first-in-class innate cell engager (ICE®) that uniquely activates the innate immune system to destroy CD30-positive hematologic tumors. AFM13 induces specific and selective killing of CD30-positive tumor cells, leveraging the power of the innate immune system by engaging and activating natural killer (NK) cells and macrophages. AFM13 is Affimed’s most advanced ICE® clinical program and is currently being evaluated as monotherapy in a registration-directed trial in patients with relapsed/refractory peripheral T-cell lymphoma (REDIRECT). Additional details can be found at www.clinicaltrials.gov (NCT04101331).

The study achieved an ORR of 32.4% demonstrating anti-tumor activity with a DOR of 2.3 months and a well-managed safety profile. AFM13 is a tetravalent bispecific innate cell engager designed to act as a bridge between the innate immune cells and the tumor creating the necessary proximity for the innate immune cells to specifically destroy the tumor cells.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the trends that may affect the industry or the Company, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101 and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Media Contact

Mary Beth Sandin

Vice President, Marketing and Communications

E-Mail: m.sandin@affimed.com

Tel: +1 (484) 888-8195